CONFIDENTIAL TREATMENT REQUESTED BY INC RESEARCH HOLDINGS, INC.

767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

October 20, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn: Mr. Larry Spirgel

Re:                             INC Research Holdings, Inc.

Registration Statement on Form S-1, as amended

File No. 333-199178

Dear Mr. Spirgel:

This letter relates to the Registration Statement on Form S-1 (Registration No. 333-199178) (the “Registration Statement”) of INC Research Holdings, Inc., a Delaware corporation (the “Company”). The Company hereby provides the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”) for the Staff’s review.  The preliminary price range presented herein reflects an initial offering price to the public of the Company’s shares of Class A Common Stock (the “Shares”) of between $* and $* per Share, * Shares offered to the public in connection with the Offering (or * Shares should the underwriters’ option to purchase additional shares be exercised in full) with * Shares expected to be outstanding upon completion of the Offering (or * Shares should the underwriters’ option to purchase additional shares be exercised in full). Please note that as discussed with the Staff, the Company expects that price range ultimately included in the Preliminary Prospectus will be narrower than the range presented herein.

Please find enclosed the relevant sections of the Registration Statement updated to reflect (i) the price range and share number information after giving effect to the corporate reorganization (including a * for 1 reverse stock split) as described in the Registration Statement and (ii) the anticipated use of proceeds.

We are respectfully requesting confidential treatment for this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83.

Should any questions arise in connection with the filing or this letter, please contact the undersigned at (212) 310-8849 or Faiza N. Rahman, Esq. at (212) 310-8235.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel, Esq.